September 16, 2024

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Ltd
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

       Re: Radiopharm Theranostics Ltd
           Amendment No. 4 to Registration Statement on Form 20FR12B Filed September 9, 2024
           File No. 001-41621
Dear Riccardo Canevari:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 20FR12B
Item 4. Information on the Company, page 23

1.     We note your revisions to pages 23 and 72 in response to prior comment
1. Please further
       revise to disclose the number of ordinary shares Lantheus Omega has the right to purchase under the terms of the options issued in August 2024.
Operating and Financial Review and Prospects, page 44

2. You disclose on page 45 that the significant increase in your Research and development expenses was due to expenses incurred to conduct your clinical trials related to the development of RAD101, RAD202 and RAD204, and expenses related to the clinical programs developed by Radiopharm Ventures. Given the 79% increase, please revise to address the following regarding this increase in Research and development expenses:
           Disclose the extent to which you track Research and development expenses by product candidate. If you do not track any expenses by product candidate, disclose that fact. For amounts that are tracked by product candidate, revise to provide a breakdown by product candidate.
 September 16, 2024
Page 2

             For any amounts that are not tracked by product candidate, provide a breakdown by type or nature of expenses such that the total reconciles to the line item for each period presented.
Item 6. Directors, Senior Management and Employees, page 51

3. Please revise the disclosure pertaining to Dimitris Voliotis to clearly indicate his business experience for the past five years. In this regard, we note that you have not included applicable dates or ranges from which investors can discern his principal occupations and employment during such time period as you have for your other executives.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Alberto Pacchioni